UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                           PS FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 MARCH 10, 2000
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 2 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             112,575
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          131,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.89%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 3 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
      (f/k/a Jackson Blvd Fund, Ltd.)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             57,075
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          75,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.53%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 4 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             37,814
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          37,814
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,814
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.27%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 5 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,261
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,261
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,261
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.15%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 6 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Offshore Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tortola, B.W.I.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          18,625
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,625
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.12%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 7 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             55,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          55,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.32%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 8 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vincent Cainkar
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.30%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 9 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Burbank Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             17,900
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          17,900
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,900
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.10%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                      PAGE 10 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis F. Cainkar, Ltd. Profit Sharing Plan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             3,100
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,100
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.20%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      TRUST
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 11 of 21 Pages


         This is Amendment No. 4 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital") F/K/A Jackson Boulevard Fund, Ltd., Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), Jackson Offshore Fund, Ltd. ("Jackson Offshore"), and, as of this amendment No. 3, Vincent Cainkar ("Cainkar") (collectively, the "Group") on December 3, 1997 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of PS Financial, Inc. (the "Issuer"). The following items in the original 13D are amended to read in their entirety as follows:

Item 1.  Security and Issuer
----------------------------

         This Schedule 13D is being filed jointly by Duggan, Cainkar, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Offshore and relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of PS Financial Corporation (the "Company"), with its principal executive offices located at 4800 South Pulaski Road, Chicago, IL 60632.

Item 2.  Identity and Background
--------------------------------

         (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois and Investment Manager of Jackson Offshore, an offshore fund domiciled in Tortola, B.W.I.

         Jackson Equity, Jackson Investments, and Jackson Offshore are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment partnerships and the Investment Manager of Jackson Offshore. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

         The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604. The address of the principal business and the principal office of Jackson Offshore is 22/23 Eden Quay, Dublin 1, Ireland.

         Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 22/23 Eden Quay, Dublin 1, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is

                                                           Page 12 of 21 Pages

that of money manager with Rathbone Management Services, a British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

         Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

         Vincent Cainkar is an individual whose principal occupation is the practice of law, particularly as bond counsel. Mr. Cainkar currently serves as Attorney for the City of Burbank, Village of Bridgeview, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. Mr. Cainkar's residential address is 8206 South Mobile, Burbank, IL 60459. Mr. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore.

         The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

         (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore, Cainkar, and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Duggan and Mr. Cainkar are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         As of February 17, 2000, Jackson Equity was the owner of record and the beneficial owner of 37,814 shares acquired at a cost of $431,249. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

         As of February 17, 2000, Jackson Investments was the owner of record and the beneficial owner of 19,261 shares acquired at a cost of $216,385. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

                                                           Page 13 of 21 Pages

         As of February 17, 2000, Jackson Offshore was the owner of record and the beneficial owner of 18,625 shares acquired at a cost of $209,904. The source of funds used by Jackson Offshore to purchase the shares was Jackson Offshore's working capital. Jackson Offshore, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Offshore's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Offshore.

         Jackson Capital has an 8.4% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

         Jackson Capital has a 4.13% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

         As of February 17, 2000, Jackson Partners was the owner of record and the beneficial owner of 55,500 shares acquired at a cost of $615,868. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners.

         As of February 17, 2000, Duggan was the owner of record and the beneficial owner of 500 shares. The source of funds used by Duggan to purchase the shares was Duggan's working capital.

         Jackson Equity distributed certain assets to Jackson Investments on January 23, 1998 for the purposes of reorganizing under SEC hedge fund rules. Arising out of that distribution, 17,261 shares of PS Financial became assets of Jackson Investments.

         Jackson Equities and Jackson Investments distributed certain assets to individual partners in 1998 for the purpose of forming an offshore operation. Individual Partners contributed 18,625 shares to Jackson Offshore as part of their opening contributions.

         As of February 17, 2000, Mr. Cainkar was the owner of record of 100 shares acquired at a cost of $994 and the beneficial owner of 22,000 shares acquired at a cost of $214,456 held as follows: 17,900 in Burbank Partners (Burbank) (an Illinois Partnership with his wife, Cathy M. Cainkar) and 3,100 shares held in the Louis F. Cainkar, Ltd. Profit Sharing Plan F/B/O Vincent Cainkar, (Cainkar P/S/P)

Item 4.  Purpose of Transaction
-------------------------------

         The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert stockholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

                                                           Page 14 of 21 Pages

         By letter dated December 5, 1997, Mr. Duggan questioned the large amount of excess capital and suggested the issuance of a dividend to reduce the Issuer's capital. A copy of that letter is attached as Exhibit 2.

         By letter dated January 5, 1998, Mr. Duggan congratulated the Issuer on their special dividend policy and questioned its taxability. A copy of that letter is attached as Exhibit 3.

         By letter dated November 18, 1999, Mr. Duggan submitted a notice of intent to introduce a Stockholders Resolution at the 2000 annual meeting of stockholders of the Issuer and requested that the Proposal and Supporting Statement be included in the Issuer's proxy materials for the 2000 annual meeting. A copy of that letter is attached as Exhibit 4.

         By letters dated February 17, 2000, Mr. Duggan nominated Duggan and Cainkar for the Board of Directors of the Company and requested information regarding shareholder lists and other data designed to allow the Group to communicate with shareholders. The letters are attached as Exhibit 5 and Exhibit 6.

         In letters dated March 10, 2000, Mr. Duggan and Mr. Cainkar complained about the Issuer's plan to transact a Modified Dutch Auction Tender for shares of the Issuer's stock. They asked for the Board of Directors to wait for their annual meeting and election to let the shareholders be heard. See Exhibit 7 and
Exhibit 8.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Offshore, Duggan beneficially owns 131,700 shares of the common stock owned by members of the Group, constituting approximately 7.89% of the issued and outstanding shares of the common stock, based on the number of outstanding shares reported on Issuer's Form 10QSB filed November 15, 1999. Jackson Equity beneficially owns 37,814 shares representing 2.27% of the outstanding shares. Jackson Investments beneficially owns 19,261 shares representing 1.15% of the outstanding shares. Jackson Capital beneficially owns 75,700 shares representing 4.53% of the outstanding shares. Jackson Partners beneficially owns 55,500 shares representing 3.32% of the outstanding shares. Paul J. Duggan beneficially owns 500 shares representing .03% of the outstanding shares. By virtue of his control over the stock personally owned by him and

                                                           Page 15 of 21 Pages

that owned by Burbank and Cainkar P/S/P, Cainkar beneficially owns 22,100 shares representing 1.3% of the outstanding shares, Burbank Partners beneficially owns 17,900 shares representing 1.1% of the outstanding shares, and the Louis F. Cainkar, Ltd. Profit Sharing Plan beneficially owns 3,100 shares representing
 .2% of the outstanding shares.

         (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 37,814 shares.

                  Duggan has the sole power to vote 500 shares and the sole power to dispose of 500 shares. Duggan has the shared power to vote 112,575 shares and the shared power to dispose of 131,200 shares.

                  Cainkar has the sole power to vote 100 shares and the sole power to dispose of 100 shares. Cainkar has the shared power to vote 22,000 shares and the shared power to dispose of 22,000 shares.

                  Jackson Capital (as the general partner of Jackson Equity and Jackson Investments) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 57,075 shares and the shared power to dispose of 75,700 shares.

                  Jackson Partners has the shared power to vote or to dispose of any of its 55,500 shares.

                  Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 19,261 shares.

                  Jackson Offshore does not have the power to vote any shares and does not have the sole power to dispose of any shares. Jackson Offshore has the shared power to dispose of 18,625 shares.

                  Burbank Partners does not have the sole power to vote or the sole power to dispose of any shares, rather Burbank Partners has the shared power to vote and the shared power to dispose of 17,900 shares.

                  Cainkar P/S/P does not have the sole power to vote or the sole power to dispose of any shares, rather Cainkar P/S/P has the shared power to vote and the shared power to dispose of 3,100 shares.

         (c)      Purchases in the Last 60 Days
                  No Purchases.

                                                           Page 16 of 21 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

          No.     Description
          ---     -----------
           1      Joint Filing Agreement amended February 17, 2000.

           2 Letter from Paul J. Duggan to The Board of Directors of PS Financial, Inc. dated December 5, 1997.

           3 Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated January 5, 1998.

           4 Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated November 18, 1999.

           5 Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated February 17, 2000.

           6 Request from Paul J. Duggan to Ms. Kimberly P. Rooney dated February 17, 2000.

           7 Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated March 10, 2000.

           8 Letter from Vincent Cainkar to Ms. Kimberly P. Rooney dated March 10, 2000.

                                                           Page 17 of 21 Pages


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2000

                              /s/ Paul J. Duggan
                              ----------------------------------
                              Paul J. Duggan, an individual

                              JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD.

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD EQUITIES, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD INVESTMENTS, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON OFFSHORE FUND, LTD.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD PARTNERS

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, Partner

                                                           Page 18 of 21 Pages

                              By: /s/ Vincent Cainkar
                                 -------------------------------
                                 Vincent Cainkar, an individual


                              BURBANK PARTNERS

                              By: Burbank Partners

                                  By: /s/ Vincent Cainkar
                                     -------------------------------
                                     Vincent Cainkar, Partner


                              LOUIS F. CAINKAR, LTD. PROFIT SHARING PLAN

                              By: Louis F. Cainkar, Ltd. Profit Sharing Plan

                                  By: /s/ Vincent Cainkar
                                     -------------------------------
                                     Vincent Cainkar, Beneficiary

                                    EXHIBIT 7

                                                                March 10, 2000



Ms. Kimberly Rooney
President, Chief Executive Officer
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL 60632

Re:  Modified Dutch Auction

Dear Ms. Rooney:

I am expressing my displeasure with the board's recent decision to partake in a Modified Dutch Auction. As I indicated to you on the telephone last week, this concept does not work. Why would you worry about taking care of 20% of the shareholders by paying them a premium over current market for the stock and hurting the remaining 80% of the shareholders?

History has shown these types of actions do not work. The market for thrift stocks has been very weak of late. You have chosen not to be a buyer in this market. During this time your stock has drifted sideways. I see where one of your neighbors, Park Bancorp, Inc. (PFED), has continued to repurchase shares on the open market. They recently announced completion of an 8.2% repurchase at a discount to book value. This helps all of the shareholders of the company. Buy-backs give current shareholders liquidity and a place to put their stock. Buy-backs under book value become accretive to value to all remaining shareholders. This is a win win situation, a severe contrast to your proposal.

I would ask the board of directors to meet immediately and vote to postpone a buy-back until after the up-coming elections. Let the new board, however it is constituted, vote at that point. I think you are doing yourself and all shareholders a disservice by acting on this in such a rash fashion before the annual meeting.

I have spoken to a number of investors in PS Financial. All of them are upset. They feel you are using the corporate machinery to attempt to impact the outcome of the upcoming election. They do not look on this in a favorable way.

Ms. Kimberly Rooney
President, Chief Executive Officer
PS Financial, Inc.
March 10, 2000
Page 2


Please let the shareholders determine the future of PS Financial. Let the annual meeting take place and let the shareholders speak about their vision of the future and let the new newly slated board move forward.

I look forward to discussing this at your earliest convenience.

Very truly yours,


/s/ Paul J. Duggan

Paul J. Duggan
President
Jackson Boulevard Capital Management, Ltd.






cc:  Mr. S. Ptak
     Board of Directors, PS Financial

                                    EXHIBIT 8

March 10, 2000



Ms. Kimberly P. Rooney
President and Chief Executive Officer
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL 60632

Re:      Modified Dutch Auction

Dear Ms. Rooney:

I am extremely disappointed to read that PSFI is going to proceed with a "modified dutch auction" using the services of Keefe, Bruyette & Woods, Inc. The concept of a modified dutch auction is rarely used because it doesn't work. The best example of that is Hemlock Federal Financial Corporation. The day before HMLK announced their modified dutch auction there were 1,617,762 shares outstanding at a closing price of $14.375 for a market valuation of $23,255,328. Their offer to buy 24% of their shares, which was later increased to 26%, resulted in the purchase of all 420,355 shares at the minimum of $15.00. The day after the results were announced the stock immediately tanked and is now trading at $12.00. If you take the value of the stock purchased of $6,305,325 (420,355 shares @ $15.00) and add that to the value of the remaining outstanding shares of 14,368,884 (1,197,407 shares @ $12.00) you now have a total market valuation of $20,674,209 based upon the exact same number of shares before the auction. In other words the modified dutch auction which was supposed to maximize shareholder value actually cost the shareholders $2,581,119 in market value. The HMLK auction was another debacle managed by Keefe, Bruyette.

The same thing is going to happen to PSFI if you proceed with the auction. You are not doing the shareholders any favor by overpaying for the stock. If you want to buy shares, do so in the marketplace at less than book value. You could have been buying shares in February and March at under $11.00. Park Bancorp, Inc. (PFED) has just completed repurchasing 8.2% of their shares in the open marketplace at approximately 90% of book value. There is no reason why you should reward 20% of the stockholders and ruin the value of the stock for the remaining 80%. Your actions are destroying shareholder value, not maximizing shareholder value.

I also object to the phrasing in the Offer to Purchase for Cash concerning the shareholder proposition which has been submitted. Although you make a passing reference on page 11 to the shareholder proposition, you nowhere state that the proposition will be voted upon by the shareholders at the next annual meeting. Your wording appears to make it seem that the proposition is simply a Board of Directors matter. I also object to the lack of explanation concerning the nomination of two individuals for election to the Board of Directors. You are well aware of the 13 D filing with the SCC and yet you make no reference to that or to the names of the individuals nominated. You make no reference that these individuals will be running against nominees of the Board. I feel that you have failed to disclose material facts to the shareholders.

The days of a one-facility thrift which is closed on Wednesday are over. The market does not recognize the value of a small thrift and the only way to maximize value for shareholders is to sell the thrift and merge. The modified dutch auction does nothing with respect to selling the thrift and in fact impedes the ability for a merger transaction using a pooling-of-interests accounting treatment.

I would hope that the Board of Directors would reverse the decision to proceed with the modified dutch auction, especially in light of the results of the HMLK auction and the PFED share repurchase. Let the shareholders vote at the annual meeting and determine the course of the future.

Yours truly,

/s/ Vincent Cainkar

Vincent Cainkar

VC:les